American Lithium Announces Management Changes and Applies to Nasdaq for  Extension to Minimum Price Requirement

VANCOUVER, BRITISH COLUMBIA, August 27, 2024 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | Nasdaq:AMLI | Frankfurt:5LA1) announces the resignation of Simon Clarke as Chief Executive Officer ("CEO") and Director of the Company effective September 1, 2024.  Mr. Clarke is stepping down to pursue other interests but will continue to assist the Company in an advisory role.  Alex Tsakumis, who has served on the Board of Directors since 2022, will assume the role of Interim CEO.

Mr. Tsakumis is a seasoned mining executive who has worked in the mining sector for over 30 years. He has been involved in exploration, development and production projects throughout his career with deep knowledge and understanding of all aspects of the sector including capital markets and governance.

Andy Bowering, Executive Chairman comments, "On behalf of the Board of Directors, I would like to thank Simon for his dedication and service to the Company during his tenure and wish him the very best and every success in his future endeavors."

The Company would also like to announce that pursuant to the news release of March 13, 2024, it has applied for an additional 180-days' notice ("extension") from the Nasdaq Stock Market LLC ("Nasdaq") to regain compliance with the Minimum Bid Price Rule ("Minimum Bid") of US$1.00 per share under Nasdaq's Listing Rule 5550(a)(2).

The extension has no immediate effect on the listing or trading of the Company's common shares (the "Shares") on Nasdaq, or the operations of the Company. If the extension is granted, the Company would have an additional 180 calendar days to regain compliance with the Minimum Bid, during which time the Shares would continue to trade on Nasdaq. The extension remains subject to approval of Nasdaq and does not have any impact on the listing of the Shares on the TSX Venture Exchange.

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas.  The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium project ("TLC") in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium ("Falchani") and Macusani uranium ("Macusani") development-stage projects in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com.

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On behalf of the Board of Directors of American Lithium Corp.

"Andrew Bowering"

Executive Chairman

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on July 16, 2024, and in recent securities filings available at www.sedarplus.ca. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding 32 Concessions

Thirty-two of the one-hundred-seventy-four concessions comprising the Falchani and Macusani Projects are currently subject to Administrative and Judicial processes in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared title to thirty-two concessions invalid due to late receipt of the annual validity payments. On November 2, 2021, American Lithium was awarded a favorable ruling in regard to title to the concessions, but on November 26, 2021, appeals of the judicial ruling were lodged by INGEMMET and MINEM. A three-judge tribunal of Peru's Superior Court unanimously upheld the ruling in a decision reported in November 2023. American Lithium was subsequently notified that INGEMMET and MINEM have filed petitions to the Supreme Court of Peru to assume jurisdiction in the proceedings. Given the precedent of the original ruling it is hoped that the Supreme Court will not assume jurisdiction; however, there is no assurance of the outcome at this time.